UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                                 FORM 10-SB/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                              OF SMALL BUSINESS ISSUERS

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934

                           ROYSTON MANNOR ESTATES, INC.
            (Exact name of registrant as specified in its charter)

       Nevada  			                               88-0421129
(State of organization)		            (I.R.S. Employer Identification No.)

Las Vegas Commerce Center, 1350 E. Flamingo Road, Suite 688, Las Vegas, NV 89119
                      (Address of principal executive offices)

Registrant's telephone number, including area code (702) 732-2253
Registrant's Attorney: Shawn Hackman, Esq., 3360 W. Sahara Ave., Suite 200, Las Vegas, NV 89102, (702) 732-2253

Securities to be registered pursuant to Section 12(b) of the Act: None Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

                             [1]


ITEM 1.	DESCRIPTION OF BUSINESS
 Royston Mannor Estates, Inc. is a Nevada corporation formed under the laws of the State of Nevada on December 31, 1998. Its principal place of business is located at Las Vegas Commerce Center, 1350 E. Flamingo Road, Suite 688, Las Vegas, NV 89119. The Royston Mannor Estates, Inc. was organized to engage in any lawful corporate business.

     The primary activity of Royston Mannor Estates, Inc. is to locate and consummate a merger or acquisition with a private entity. It is the preference of Royston to merge or acquire in a manner that allows research and development of a wholesale and retail winery. Any preference towards the wine industry is definitively second to the primary goal of locating and consummating a merger or acquisition. The efforts towards merging or acquiring are primary regardless of whether the acquired or merging company is in the wine industry or not.

     Royston Mannor Estates, Inc. has been in the developmental stage since inception and has no operating history other than organizational matters. Royston Mannor Estates, Inc. has no operations and in accordance with SFAS #7, is considered a development stage company.

  Mr. Makaiwi has elected to begin implementing Royston Mannor Estates, Inc.'s principal business purpose, described below under "Item 2, Plan of Operation". As such, Royston Mannor Estates, Inc. can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify Royston Mannor Estates, Inc. as a "blank check" company.

Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in Royston Mannor Estates, Inc.'s securities until such time as Royston has successfully implemented its business plan.

     Royston Mannor Estates, Inc. is filing this registration statement on a voluntary basis, pursuant to section 12 (g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase Royston Mannor Estates, Inc.'s access to financial markets. Royston plans to increase its access to financial markets by gaining reporting status on the over-the-counter bulletin board. In the event Royston Mannor Estates, Inc.'s obligation to file periodic reports is suspended pursuant to the Exchange Act, Royston Mannor Estates, Inc. anticipates that it will continue to voluntarily file such reports.

                                     [2]


Risk Factors

  Royston Mannor Estates, Inc.'s business is subject to numerous risk factors, including the following:

COMPETITION. The wine business is highly competitive. The Company will be competing with a number of other potential suppliers of grapes and wine, most of whom will have greater financial resources than the Company. In this environment, there can be no assurance that there will be a suitable property available for acquisition by the Company or that the Company can obtain financing for, or participants to join in the development of a viable vineyard operation without further financing. Most of the Company's competitors have greater financial , personnel and other resources than does the Company and therefore have a greater leverage to use in acquiring properties, hiring personnel and marketing produce. Accordingly, a high degree of competition in these areas is expected to continue.

GOVERNMENT REGULATION. The production and sale of grapes/wine is subject to regulation by state, federal, local authorities, and foreign governments. In most areas there are statutory provisions regulating the production of food grapes and wine under which administrative agencies may change rules and regulations without notice.

More particularly, in the event that the winery proceeds it would be affected by FDA regulations regarding contamination and labeling and packaging. Being alcohol, sales would be regulated as to time, area and persons who could be sold to/ We would of course be affected by sales and alcohol taxes.

AVAILABILITY OF SUITABLE PROPERTIES. Competition for properties is intense. The Company will be competing with a number of other potential purchasers of suitable property, most of whom will have greater financial resources than the Company.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. Royston Mannor Estates, Inc. has had no operating history and has received no revenues or earnings from operations. Royston Mannor Estates, Inc. has no significant assets or financial resources. Royston Mannor Estates, Inc. will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in Royston Mannor Estates, Inc. incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that Royston Mannor Estates, Inc. will identify a business opportunity or complete a business combination.

SPECULATIVE NATURE OF ROYSTON MANNOR ESTATES, INC.'S PROPOSED OPERATIONS. The success of Royston Mannor Estates, Inc.'s proposed plan of operation will depend to a great extent on the operations, financial condition, and management of any potential business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that Royston Mannor Estates, Inc. will successfully locate candidates meeting such criteria. In the event Royston Mannor Estates, Inc. completes a business combination, the success of the company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond Royston Mannor Estates, Inc.'s control.

                                   [3]

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND
COMBINATIONS.
    Royston Mannor Estates, Inc. is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for Royston Mannor Estates, Inc.

     Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than Royston Mannor Estates,
Inc.   Royston  Mannor  Estates,  Inc.  is,  consequently,  at  a  competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.

 Additionally, Royston has no way to distinguish itself from other blank check companies.

     Royston Mannor Estates, Inc. will also compete with numerous other small public companies in seeking merger or acquisition candidates. Royston's competition will include operating companies that are likewise looking for acquisition and merger candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO
STANDARDS FOR BUSINESS COMBINATION.

  Royston Mannor Estates, Inc. has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance that Royston Mannor Estates, Inc. will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. Royston Mannor Estates, Inc. has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, Royston Mannor Estates, Inc. never commenced any operational activities. There is no assurance that Royston Mannor Estates, Inc. will be able to negotiate a business combination on terms favorable to the company. Royston Mannor Estates, Inc. has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which Royston Mannor Estates, Inc. would not consider a business combination in any form with such business opportunity. Accordingly, Royston Mannor Estates, Inc. may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

                              [4]

ROYSTON IS DEPENDENT ON MANAGEMENT THAT HAS LIMITED OR NO BUSINESS EXPERIENCE AND ONLY A PARTIAL TIME COMMITMENT TO ROYSTON.

  While seeking a business combination, management anticipates devoting ten to twenty hours per month to the business of the company. Royston Mannor Estates, Inc.'s sole officer has not entered into written employment agreement with the Company and does not expect to do so in the foreseeable future.

ROYSTON HAS NO KEY MAN INSURANCE DESPITE THE DEPENDENCE ON MANAGEMENT.

     Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of Royston Mannor Estates, Inc.'s business and its likelihood of continuing operations. Despite this, Royston Mannor Estates, Inc. has not obtained key man life insurance on its officer or director. See "MANAGEMENT."


REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

   Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act" ) must provide certain information about significant acquisitions, including certified financial statements for Royston Mannor Estates, Inc. acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude Royston Mannor Estates, Inc. from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

 Royston Mannor Estates, Inc. has conducted minimal market research indicating that market demand exists for the transactions contemplated by Royston Mannor Estates, Inc.

   The very limited research conducted includes review of wine magazines, some online internet research and visits to wineries in the Nevada and California area.

Moreover, Royston Mannor Estates, Inc. has limited marketing organization. If there is demand for a business combination as contemplated by Royston Mannor Estates, Inc., there is no assurance Royston Mannor Estates, Inc. will successfully complete such transaction.

LACK OF DIVERSIFICATION. In all likelihood, Royston Mannor Estates, Inc.'s proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. Royston Mannor Estates, Inc.'s inability to diversify its activities into a number of areas may subject Royston Mannor Estates, Inc. to economic fluctuations within a particular business or Industry, thereby increasing the risks associated with Royston Mannor Estates, Inc.'s operations.

                              [5]

REGULATION. Although Royston Mannor Estates, Inc. will be subject to regulation under the Securities Exchange Act of 1934, management believes Royston Mannor Estates, Inc. will not be subject to regulation under the Investment Company Act of 1940, insofar as Royston Mannor Estates, Inc. will not be engaged in the business of investing or trading in securities. In the event Royston Mannor Estates, Inc. engages in business combinations which result in Royston Mannor Estates, Inc. holding passive investment interests in a number of entities, Royston Mannor Estates, Inc. could be subject to regulation under the Investment Company Act of 1940. In such event, Royston Mannor Estates, Inc. would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Royston Mannor Estates, Inc. has obtained no formal determination from the Securities and Exchange Commission as to the status of the company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Royston Mannor Estates, Inc. to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of Royston Mannor Estates, Inc.'s common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in Royston Mannor Estates, Inc. Any such business combination may require management of the Company to sell or transfer all or a portion of the company's common stock held by them, or resign as members of the Board of Director of Royston Mannor Estates, Inc. The resulting change in control of the company could result in removal of one or more present officer and director of Royston Mannor Estates, Inc. and a corresponding reduction in or elimination of their participation in the future affairs of Royston Mannor Estates, Inc.


REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. Royston Mannor Estates, Inc.'s primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in Royston Mannor Estates, Inc. issuing securities to shareholders of such private companies. Issuing previously authorized and unissued common stock of Royston Mannor Estates, Inc. will reduce the percentage of shares owned by present and prospective shareholders, and a change in Royston Mannor Estates, Inc.'s control and/or management.

                                 [6]



REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS
OPPORTUNITIES.

    Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with Royston Mannor Estates, Inc., rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and Royston Mannor Estates, Inc. has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market.

 Non-issuer trading or resale of Royston Mannor Estates, Inc.'s securities are exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for Royston Mannor Estates, Inc.'s securities to be a limited one.

ITEM 2.  	MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF OPERATION NOTE
REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

All statements that are included in this Registration Statement, other than statements of historical fact, are forward - looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual
results to differ materially from the  expectations  are  disclosed   in  this
Statement,    including,    without  limitation,  in  conjunction  with  those
forward-looking statements  contained in this Statement.

Plan of Operation - General

     Royston Mannor Estates, Inc. plans to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, Royston Mannor Estates, Inc. has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company and Royston Mannor Estates, Inc. has not identified any specific business or a company for investigation and evaluation. No member of Management or any promoter of Royston Mannor Estates, Inc., or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of Royston Mannor Estates, Inc.

                               [7]

     Royston Mannor Estates, Inc. will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature.

     However, Royston will give preference to companies involved in the winery business. Discussion of the proposed business under this caption and throughout this Registration statement is purposefully general and is not meant to restrict Royston Mannor Estates, Inc.'s virtually unlimited discretion to search for and enter into a business combination. Royston Mannor Estates, Inc. may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company.

    In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. Royston Mannor Estates, Inc. may purchase assets and establish wholly owned subsidiaries in various businesses or purchase existing businesses as subsidiaries. Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity ( subject to restrictions of applicable statues) for all shareholders, and other items.

     Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities
extremely difficult and  complex.    Management  believes  that Royston Mannor
Estates, Inc. may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, Royston Mannor Estates, Inc. would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities.

  The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that Royston Mannor Estates, Inc. must commit to acquire a business, may correspondingly increase the risk of loss to Royston Mannor Estates, Inc.

                               [8]

No assurance can be given as to the terms or availability of financing for any acquisition by Royston Mannor Estates, Inc. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient
revenues to cover the related debt and other costs of the financing.   Lenders
from which Royston Mannor Estates, Inc. may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing,distribution,
and operating policies of Royston Mannor Estates, Inc.   It is not possible at
this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on Royston Mannor Estates, Inc.

   Royston Mannor Estates, Inc. has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes Royston Mannor Estates, Inc. will offer owners of businesses the opportunity
to  acquire  a  controlling   ownership   interest  in  a  public  company  at
substantially less cost than is required to conduct an initial public offering. However, a business that conducts a public will raise capital, but will not
raise capital as a  result  of  merging  with  Royston.   The  owners  of  the
businesses will, however, incur significant post- merger or acquisition registration costs in the event they wish to register a portion of their
shares for  subsequent  sale.   Royston  Mannor  Estates, Inc. will also incur
significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Forms 8-K, agreements, and related reports and documents. At a minimum, It will be necessary to file a Form 8K. Additionally, 10Qs and 10Ks will need to be filed as necessary.

  Nevertheless, the officer and director of Royston Mannor Estates, Inc. have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses.

     Royston Mannor Estates, Inc. does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties. Royston Mannor Estates, Inc. will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which Royston Mannor Estates, Inc. may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Royston Mannor Estates, Inc. may offer. However, Royston Mannor Estates, Inc. does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as Royston Mannor Estates, Inc. has successfully consummated such a merger or acquisition. Royston Mannor Estates, Inc. also has no plans to conduct any offerings under Regulation S.

                                  [9]

     Currently, the company has minimal cash. Additional funds will have to be raised via securities issues or will need to be borrowed from management in order to properly pursue its business plan. Should Royston be unable to raise the necessary funds in the next 12 months, Royston Mannor would be unable to fully implement its business plan and may be unable to implement its business plan at all. In such an event, all active operations of Royston would cease.

Sources of Opportunities

  Royston Mannor Estates, Inc. will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officer and director as well as indirect associations between them and other business and professional people. It is not presently anticipated that Royston Mannor Estates, Inc. will engage professional firms specializing in business acquisitions or reorganizations. Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of Royston Mannor Estates,Inc.'s shareholders, in accomplishing the business purposes of Royston Mannor Estates, Inc. It is not anticipated that any outside consultants or advisors, other than Royston Mannor Estates, Inc.'s legal counsel and accountants, will be utilized by Royston Mannor Estates, Inc. to effectuate its business purposes described herein. However, if Royston Mannor Estates, Inc. does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger / acquisition candidate, as Royston Mannor Estates, Inc. has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future.

 In the past, Royston Mannor Estates, Inc.'s management has never used outside consultants or advisors in connection with a merger or acquisition. As is customary in the industry, a finder's fee for locating an acquisition prospect may be necessary. If any such fee is paid, it will have to be approved and paid for by the target candidate because Royston has no cash. Any such payment would be done in accordance with industry standards.

   Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of Royston Mannor Estates, Inc., if such person plays a material role in bringing a transaction to Royston Mannor Estates, Inc.

                               [10]

   It should be noted that Mr. Makaiwi has little or no experience in wineries other than observations. Mr. Makaiwi does have general business experience as disclosed in the resume.

Evaluation of Opportunities

 The analysis of new business opportunities will be undertaken by or under the supervision of the officer and director of Royston Mannor Estates, Inc. (see "Management" ). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as;

1. the available technical, financial and managerial resources
2. working capital and other financial requirements
3. history of operation, if any
4. prospects for the future
5. present and expected competition
6. the quality and experience of management services which may be available and the depth of that management
7. the potential for further research, development or exploration
8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Royston Mannor Estates, Inc.
9. the potential for growth or expansion
10. the potential for profit
11. the perceived public recognition or acceptance of products, services or trades
12. name identification

 Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, Royston Mannor Estates, Inc. intends to utilize written reports and personal investigation to evaluate the above factors. Royston Mannor Estates, Inc. will not acquire or merge with any company for which audited financial statements cannot be obtained. Opportunities in which Royston Mannor Estates, Inc. participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. Royston Mannor Estates, Inc.'s shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage ( in that it has not generated significant revenues from its principal business activities prior to Royston Mannor Estates, Inc.'s participation. ) Even after Royston Mannor Estates, Inc.'s participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by Royston Mannor Estates, Inc. and, therefore, its shareholders.

                                  [11]

     The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as
well as substantial costs  for  accountants,  attorneys,  and  others.   If  a
decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by Royston Mannor Estates, Inc. of the related costs incurred. There is the additional risk that Royston Mannor Estates, Inc. will not find a suitable target. Management does not believe Royston Mannor Estates, Inc. will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the company, will be realized, and there will not, most likely, be a market for Royston Mannor Estates, Inc.'s stock.

Acquisition of Opportunities

    In implementing a structure for a particular business acquisition, Royston Mannor Estates, Inc. may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of Royston Mannor Estates, Inc. will not be in control of the company. In addition, a majority or all of Royston Mannor Estates, Inc.'s officer and director may, as part of the terms of the transaction, resign and be replaced by new officer and director without a vote of Royston Mannor Estates, Inc.'s shareholders.

  It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, Royston Mannor Estates, Inc. may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in Royston Mannor Estates, Inc.'s Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which Royston Mannor Estates, Inc. may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code").

 In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of Royston Mannor Estates, Inc., including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

                                [12]

As part of  Royston Mannor Estates, Inc.'s investigation, officer and director
of   Royston Mannor Estates, Inc. will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of Royston Mannor Estates, Inc.'s limited financial resources and management expertise. The manner in which Royston Mannor Estates, Inc. participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the company and other parties, the management of the opportunity, and the relative negotiating strength of the company and such other management. With respect to any mergers or acquisitions, negotiations with Target Company, management will be expected to focus on the percentage of Royston Mannor Estates, Inc. which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Royston Mannor Estates, Inc.'s shareholders will, in all likelihood, hold a lesser percentage ownership interest in the company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event Royston Mannor Estates, Inc. acquires a target company with substantial assets. Any merger or acquisition effected by Royston Mannor Estates, Inc. can be expected to have a significant dilutive effect on the percentage of shares held by Royston Mannor Estates, Inc.'s then shareholders, including purchasers in this offering. Management has advanced, and will continue to advance, funds which shall be used by Royston Mannor Estates, Inc. in dentifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

     It is expected that amounts to conduct investigations will be less than $10,000 and that such amount will come from Mr. Makaiwi. Additional funds may need to be raised if the amount exceeds this or Mr. Makaiwi is short on funds.

     Mr. Makaiwi may contribute up to $10,000 for acquisition investigations. However, Mr. Makaiwi is not obligated to advance any additional amount to Royston. Royston may be required to issue stock to raise additional funds if Mr. Makaiwi cannot provide said funds.

Competition

Royston Mannor Estates, Inc. is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than Royston Mannor Estates, Inc. In view of Royston Mannor Estates, Inc.'s limited financial resources and management availability, Royston Mannor Estates, Inc. will continue to be at significant competitive disadvantage vis-a-vis the Royston Mannor Estates, Inc.'s competitors.

     The Company will be at a disadvantage with other companies having larger technical staffs, established market shares and greater financial backing.

                              [13]

Regulation and Taxation

     The Investment Company Act of 1940 defines an "investment company." as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While Royston Mannor Estates, Inc. does not intend to engage in such activities, Royston Mannor Estates, Inc. may obtain and hold a minority interest in a number of development stage
enterprises.   Royston  Mannor  Estates,  Inc.  could  be  expected  to  incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review Royston Mannor Estates, Inc.'s activities from time to time with a view toward reducing the likelihood Royston Mannor Estates, Inc. could be classified as an "investment company." Royston Mannor Estates, Inc. intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to Royston, and to any target company.


Employees

     Royston Mannor Estates, Inc.'s only employees at the present time are its officer and director, who will devote as much time as the Board of Director determine is necessary to carry out the affairs of the Royston Mannor Estates, Inc. (See "Management").

 Mr. Makaiwi's time devotion to Royston would be estimated at 10 hours a month until further fundraising or a merger/acquisition.

ITEM 3.	DESCRIPTION OF PROPERTY.

Royston Mannor Estates, Inc. neither owns nor leases any real property at this time. Royston Mannor Estates, Inc. conducts its business from Vegas Commerce Center, 1350 E. Flamingo Road, Suite 688, Las Vegas, NV 89119.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

As of December 31,1998, no one is the beneficial owner of five percent (5%) or more of Royston Mannor Estates, Inc.'s common stock. The management of Royston does not own any stock in the Company.

ITEM 5.	DIRECTOR, EXECUTIVE OFFICER, PROMOTERS, AND CONTROL PERSONS The members of the Board of Director of Royston Mannor Estates, Inc. serve until the next annual meeting of the stockholders, or until their successors have been
elected. The officer serves at the pleasure of the Board of  Director.   There
are no agreements for any officer or director to resign at the request of any other person, and none of the officer or director named below is acting on behalf of, or at the direction of, any other person. Royston Mannor Estates, Inc.'s officer and director will devote their time to the business on an "as needed" basis, which is expected to require 5-10 hours per month.

                              [14]

    Information as to the director and executive officer of the Royston Mannor Estates, Inc. is as follows:

Name                       Age              Position
Harvey Makaiwi             48               President, Sole
                                            Officer and Director

Harvey Makaiwi Age 48

     Operated a pottery mail order business from 1990 to 1996. Developed an interest in wine in Europe while on tour in the US military.

Blank Check Experience
None.

There is no family relationship between any of the officer and director of the Royston Mannor Estates, Inc. The Royston Mannor Estates, Inc.'s Board of Director has not established any committees.

Conflicts of Interest

  Management anticipates it will devote only a minor amount of time to Royston Mannor Estates, Inc.'s affairs. Currently, Mr. Makaiwi works fulltime as a farmhand on various vineyards. Mr. Makaiwi may in the future become a shareholder, officer or director of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by Royston Mannor Estates, Inc. Royston Mannor Estates, Inc. does not currently have a formal right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Royston Mannor Estates, Inc.'s proposed business operations other than as it relates to Mr. Makaiwi's fiduciary duty as described below.

 Mr. Makaiwi, so long as he is an officer of Royston Mannor Estates, Inc., is subject to the restriction that all opportunities contemplated by Royston Mannor Estates, Inc.'s plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Royston Mannor Estates, Inc. and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, Royston Mannor Estates, Inc. has not adopted any other conflict of interest policy with respect to such transactions.

                                 [15]

Investment Company Act of 1940

 Although Royston Mannor Estates, Inc. will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934; management believes Royston Mannor Estates, Inc. will not be subject to regulation under the Investment Company Act of 1940 insofar as Royston Mannor Estates,Inc. will not be engaged in the business of investing or trading in securities. In the event Royston Mannor Estates, Inc. engages in business combinations which result in Royston Mannor Estates, Inc. holding passive investment interests in a number of entities, Royston Mannor Estates, Inc. could be subject to regulation under the Investment Company Act of 1940. In such event, Royston Mannor Estates, Inc. would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Royston Mannor Estates, Inc. has obtained no formal determination from the Securities and Exchange Commission as to the status of the company under the Investment Company Corp. Act of 1940 and, consequently, any violation of such Act would subject Royston Mannor Estates, Inc. to material adverse consequences.

ITEM 6.	EXECUTIVE COMPENSATION

There is no executive compensation given to Mr. Makaiwi. It is possible that, after Royston Mannor Estates, Inc. successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of Royston Mannor Estates, Inc.'s management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. It is possible that persons associated with management may refer a prospective merger or acquisition candidate to Royston Mannor Estates, Inc. In the event Royston Mannor Estates, Inc. consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by Royston Mannor Estates, Inc. as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because Royston Mannor Estates, Inc. has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of Royston Mannor Estates, Inc. will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement Royston Mannor Estates, Inc.'s business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

                              [16]

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.	LEGAL PROCEEDINGS

   Royston Mannor Estates, Inc. is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Royston Mannor Estates, Inc. has been threatened.

ITEM 9.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

  Royston Mannor Estates, Inc.'s common stock is not traded on any exchange or OTC market. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after - market for Royston Mannor Estates, Inc.'s securities and management does not intend to initiate any such discussions until such time as Royston Mannor Estates, Inc. has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. After a merger or acquisition has been completed, the company's officer and director will most likely be the person to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by Royston Mannor Estates, Inc. will contact prospective market makers. Royston Mannor Estates, Inc. does not intend to use consultants to contact market makers.

Market Price
    The Registrant's Common Stock is not quoted at the present time. Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Royston Mannor Estates, Inc., as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment
experience  and  objectives  of  the  person;   and  (ii)  make  a  reasonable
determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny
stocks.   The  National  Association of Securities Dealers, Inc. (the "NASD"),
which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly traded securities. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share.

                              [17]

    Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow Royston Mannor Estates, Inc.'s securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, that Royston Mannor Estates, Inc. will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of Royston Mannor Estates, Inc. to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Royston Mannor Estates, Inc.'s securities on a national exchange. In such events, trading, if any, in Royston Mannor Estates, Inc.'s securities may then continue in the non-NASDAQ over- the - counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Royston Mannor Estates, Inc.'s securities.

Holders

As of September 30,1999, there are 65 holders of Royston Corp's common shares. 40 of these shareholders hold unrestricted stock pursuant to Rule 504 of Regulation D, Section 4(6) exemption. (See Possible Rescission of shares under Description of Securities ) Twenty Five shareholders hold restricted stock pursuant to Rule 144.

Dividends

  The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

                              [18]

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

  With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended and governed by Rule 144. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

  In March of 1999, Royston completed the sale of 200,000 shares of its common stock at $.10 per share for a total of $20,000.

  In October of 1999, Royston sold, by private placement, 50,000 shares of its common stock at $.20 per share for a total of $10,000. In this placement, 10 people purchased 5,000 shares each.


ITEM 11.	DESCRIPTION OF SECURITIES.

Common Stock

Royston Corp was incorporated on December 31, 1998, as Royston Mannor Estates, Inc., with an authorized share capital of Fifty Million (50,000,000) shares of Common Stock. Upon incorporation, the company initially issued One Hundred Thousand (100,000) Common Shares with par value of $.001. These shares were restricted under Rule 144 of the Securities Act of 1933, as amended.

   The Royston Mannor Estates, Inc.'s Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common stock, of which 300,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are without pre-emptive rights and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by Royston Mannor Estates, Inc. from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of Royston Mannor Estates, Inc., the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities. Management is not aware of any circumstances in which additional shares of any class or series of Royston Mannor Estates, Inc.'s stock are to be issued to management or promoters, or affiliates or associates of either.

                                [19]

POSSIBLE RIGHT OF RESCISSION OF 200,000 SHARES OFFERED UNDER 504
OFFERING.

On February 15, 1999 the Company offered, pursuant to a Rule 504 of Regulation D offering filed with the Securities and Exchange Commission, One Million, 1,000,000, Common Shares at $0.10 per share. On March 25, 1999, the Company sold and issued Two Hundred Thousand ( 200,000 ) Common Shares at $0.10 per share from that Rule 504 of Regulation D Offering. These 200,000 shares have been deemed free trading by Scott J. Uricchio of Schott & Uricchio. Mr. Uricchio's opinion concerning these shares free trading status and counsel's consent to the use of this opinion in this Form 10SB are included as exhibit 99.1.

However, on January 21, 2000, Mr. Richard K. Wulff, Chief of Office of Small Business for the SEC, issued an interpretative letter to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit of the NASD Regulation, concerning the tradability of stock issued in limited operation companies. Mr. Wulff's interpretation was that stock issued or gifted under an exemption under the 1933 Act would not be considered free trading."

  Based on this interpretation, it may be possible that the stock issued under this offering will not be deemed free trading. Therefore, Royston Mannor may be liable to the shareholders who bought shares under the aforementioned 504 offering. The shareholders in this case may have a right of rescission, subjecting the Company to the return of $20,000.00 raised in the offering.



ITEM 12.	INDEMNIFICATION OF DIRECTOR AND OFFICER.

     Royston Mannor Estates, Inc. and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officer and director of Royston Mannor Estates, Inc. in most cases for any liability suffered by them or arising from their activities as officer and director of Royston Mannor Estates, Inc. if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. The officer and director of Royston Mannor Estates, Inc. are accountable to Royston Mannor Estates, Inc. as fiduciaries, which means such officer and director are required to exercise good faith and integrity in handling Royston Mannor Estates, Inc.'s affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where Royston Mannor Estates, Inc. has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in Royston Mannor Estates, Inc. in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Royston Mannor Estates, Inc.

                                 [20]

ITEM 13.	FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.


EXHIBITS

3.1	     Articles of Incorporation
         Incorporated by reference in Company's Form 10SB filed May 15th, 2000

3.2	     By-Law Incorporated by reference in Company's Form 10SB filed May
         15, 2000

99.1	    Opinion of Scott J. Uricchio concerning the tradability of 200,000 issued on March 25, 1999.  Incorporated by reference in Company's
         From 10SB/A filed on July 11, 2000.



SIGNATURES


  	In accordance with Section 12 of the Securities Act of 1934, the Registrant
caused  this  registration  to  be  signed  on  its behalf by the undersigned, thereunto duly authorized.


Royston Mannor Estates, Inc.

By:/S/__________________
      Harvey Makaiwi
      President.

                                   [21]



Royston Mannor Estates, Inc.
(A Development Stage Company)
Finacial Statements
June 30, 2000 and June 30, 1999


Table of Contents
                                               Page Number
Independent Accountant's Report                   1
Financial Statement
   Balance Sheets                                 2
   Statements of Operations and Deficit
     Accumulated During the Development Stage     3
   Statement of Changes in Stockholders' Equity   4
   Statement of Cash Flows                        5
   Notes to the Financial Statements              6-7




David E. Coffey
3651 Lindell Road, Suite A
Las Vegas, NV  89103

Independent Auditor's Report

To the Board of Directors and Stockholders of Royston Mannor Estates, Inc.
Las Vegas, NV


I have audited the accompanying balance sheets of Royston Mannor Estates, Inc., (a development stage company) as of June 30, 2000, and June 30, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 31, 1998, (date of reception) to June 30, 1999. These statements are
the  responsibility  of  Royston  Mannor  Estates,   Inc.'s   management.   My
responsiblity is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Royston Mannor Estates, Inc., as of June 30, 2000, and June 30, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 31, 1998, in conformity with generally accepted accounting principles.

David Coffey, CPA
Las Vegas, Nevada
May 19, 1999


Royston Mannor Estates, Inc.
(A Development Stage Company)
Balance Sheets

                             June 30,         June 30,     December 31,
                             2000             1999         1999
                             --------         --------     -------------

ASSETS

Cash                         $1,058           $48          $7,048
                             -------          ------       ---------
Total Assets                 $1,058           $48          $7,048
                             =======          ======       =========

LIABILITIES AND
STOCKHOLDERS' EQUITY

Accounts Payable             $10,100          $400         $400
                             -------          ------       ------
Total Liabilities            10,100           400          400

Common Stock subject
to Recission:

Par value of 200,000 shares
issued in March  1999        200              200          200

Additional Paid In Capital   19,800           19,800       19,800
                             -------          --------     -------
Common Stock Subject
to Recission                 20,000           20,000       20,000

Stockholders' Equity

Common Stock,
authorized 50,000,000
sharesat $.001 par value,
issuedand outstanding
150,000 shares and 100,000
shares, respectively         150              100          150

Additional Paid in Capital   6,950            0            6,950

Deficit accumulated during
the development stage        (36,142)         (20,452)     (20,452)
                             ---------        ---------    ---------
Total Stockholders' Deficit  (29,042)         (20,352)     (13,352)

Total Liabilities and
Stockholders' Equity         $1,058           $48          $7,048
                             =========        =========    ==========

The accompanying notes are an integral part of these financial statements.


ROYSTON MANNOR ESTATES, INC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING DEVELOPMENT STAGE
(WITH CUMULATIVE FIGURES FROM INCEPTION)


                                                         From Inception,
                           Jan 1, 2000    Jan 1, 1999    December 31, 1998
                           to             to             to
                           June 30, 2000  June 30, 1999  June 30, 2000
                           -------------  -------------  -----------------


Income                     $0             $0             $0

Expenses

Organizational expense     0              0              400

Consulting                 5,990          20,000         25,990

Professional fees          9,700          0              9,700

Office expenses            0              52             52
                           ---------      ---------      ----------
Total expenses             15,690         20,052         36,142

Net loss                   (15,690)       (20,052)       $(36,142)
                                                         ==========
Retained earnings,
beginning of period        (20,452)       (400)
                           ----------     ----------

Deficit accumulated during
development stage          $(36,142)      $(20,452)
                           ==========     ===========
Earnings (loss) per share
assuming dilution:

Net loss                   $(0.04)        $(.009)        $(0.12)
                           ==========     ==========     ===========
Weighted average shares
outstanding                350,000        233,333        292,105
                           ==========     ==========     ===========

The accompanying notes are an integral part of these financial statements.



ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM DECEMBER 31, 1998, (DATE OF INCEPTION) TO
JUNE 30, 2000

                                 Common Stock     Additional   Total
                                Shares   Amount   Paid in
                                                  Capital
                               --------  -------  ---------    -------

Balance
Decemeber 31, 1998             -         $-       $-           $-

Issuance of common stock
for cash
December 1998                  100,000   100      0            100

Less net loss                  0         0        0            400
                               -------   -----    ------       ------
Balance
December 31, 1998              100,000   100      0            (300)

Issuance of Common stock
for cash
October 1999                   50,000    50       9,950        10,000

Less offering costs            0         0        (3,000)      (3,000)

Les net loss                   0         0        0            (20,052)
                               -------   ------   --------     ---------
Balance
December 31, 1999              150,000   $150     $6,950       $(13,352)

Less net loss                  0         0        0            (15,690)
                               --------  -------  --------     ---------
Balance
June 30, 2000                  150,000   150      6,950        (29,042)
                               ========  =======  ========     =========

The accompanying notes are an intregal part of these financial statements.


ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(WITH CUMULATIVE FIGURES FROM INCEPTION)


                                                             From inception
                           Jan 1, 2000      Jan 31, 1999     Dec 31, 1998
                           to               to               to
                           June 30, 2000    June 30, 1999    June 30,2000
                           -------------    -------------    ---------------


CASH FLOWS PROVIDED BY
OPERATING ACIVITIES

Net loss                   $(15,690)        $(20,052)        $(36,142)

Non-cash itms included
in net loss                0                 0               0

Adjustments to reconcile
net loss to cash used by
operating activity

Accounts payable           9,700            0                10,100
                           ---------        ----------       ----------

NET CASH PROVIDED BY
OPERATING ACTIVITIES       (5,990)          (20,052)         (26,042)


CASH FLOWS USED IN
INVESTING ACTIVITIES       0                0                0
                           ----------       -----------      -----------
NET CASH USED BY
INVESTING ACTIVITIES       0                0                0

CASH FLOWS FROM
FINANCING ACTIVITIES

Sale of common stock
subject to recission       0                200              200

Paid in Capital
subject to recission       0                19,800           19,800

Sale of common stock       0                0                150

Paid in capital            0                0                9,950

Less offering costs        0                0                (3,000)
                           -------          ----------       ---------
NET CASH PROVIDED BY
FINANCING ACTIVITIES       0                20,000           27,100
                           -------          -----------      ---------
NET INCREASE IN CASH       (5,990)          (52)             $1,058
                                                             =========
CASH AT BEGINNING
OF PERIOD                  7,048            100
                           -------          ------------
CASH AT END OF PERIOD      $1,058           $48
                           =======          ============

The accompanying notes are in an intregal part of these financial statements.



ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES  TO THE FINANCIAL STATEMENTS
JUNE 30, 2000, AND JUNE 30, 1999

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on December 31, 1998, under the laws of the STATE of NEVADA. The business purpose of the Company is primarily to
        effect a merger or acquisition with a privated  entity.   Secondarily,
        such a merger may allow research and development of a wholesale and retail winery.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  OFFERING COSTS

        Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTE C  EARNINGS (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE D  STOCK OFFERINGS

        In March of 1999, the Company completed sale of 200,000 shares of its common stock at $0.10 per share for a total of $20,000. The proceeds were to be used for the search for a merger or acquisition candidate. The shares are considered by management to be subject to recission by the purchaser.

        In October of 1999, the Company sold, by private placement, 50,000 shares of its common stock at $.20 per share for a total of $10,000. The proceeds were to be used for working capital.

NOTE E
        In March of 1999, the Company completed the sale of 200,000 shares of its common stock at $.10 per share for a total of $20,000. The proceeds were to be used for the search for an unspecified merger or acquisition candidate. Such shares are not eligible to be freely traded and are subject to recission. Therefore, the shares are reported in the financial statements as "Common Stock Subject to Recission."


ROYSTON MANNOR ESTATES, INC.
(A Development Stage Company)
FINANCIAL STATEMENTS
DECEMBER 31, 1999, AND
DECEMBER 31, 1998


TABLE OF CONTENTS

                                                      PAGE NUMBER

INDEPENDENT ACCOUNTANT'S REPORT                                 1

FINANCIAL STATEMENT

     Balance Sheet                                              2

     Statements of Operations and Deficit
       Accumulated During the Development Stage                 3

     Statement of Changes in Stockholders' Equity               4

     Statements of Cash Flows                                   5

     Notes to the Financial Statements                          6


David E. Coffey
Certified Public Accountant
3651 Lindell Road, Suite A
Las Vegas, NV  89103
(702) 871-3979


INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders of Royston Mannor Estates, Inc.
Las Vegas, Nevada


   I have audited the accoumpanying balance sheets of Royston Mannor Estates, Inc., (a development stage company) as of December 31, 1999, and December 31, 1998, and the related statements of operations, cash flows, and changes in stockholders' equity for the period from December 31, 1998, (date of inception) to December 31, 1999. These statements are the responsibility of Royston Mannor Estates, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

   I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

   In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Royston Mannor Estates, Inc. as of December 31, 1999, and December 31, 1998, and the results of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 31, 1998, in conformity with generally accepted accounting principles.


David Coffey, C.P.A.
Las Vegas, Nevada
February 21, 2000


ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS


                                          DEC. 31, 1999       DEC. 31, 1998
ASSETS

Cash                                      $       7,048       $         100
                                           ------------        ------------
                                          $       7,048       $         100
                                           ============        ============


LIABILIES & STOCKHOLDERS' EQUITY

Accounts payable                          $         400      $          400
                                           ------------       -------------
  Total Liabilities                                 400                 400

Stockholder's Equity
    Common stock, authorized 50,000,000
    shares at $.001 par value, issued and
    outstanding 350,000 shares and
    100,000 shares, respectively                    350                 100
    Additional paid-in capital                   26,750                   0
    Deficit accumulated during the
    development stage                           (20,452)               (400)
                                           -------------      --------------
         Total Stockholders' Equity               6,648                (300)

  Total Liablilites and Stockholder's Equity  $   7,048      $          100
                                              ==========      ==============

The accompanying notes are an integral part of these financial statements.

ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
(With Cumulative Figures From Inception)

                                                              From Inception
                        Jan. 1, 1999, to   Dec. 31, 1998 to   Dec. 31, 1998, to
                        Dec. 31, 1999      Dec. 31, 1998      Dec. 31, 1999
                        ----------------   ----------------   -----------------
Income                 $          0        $          0               0

Expenses
  Organizational expense          0                 400             400
  Consulting                  20,000                  0          20,000
  Office expenses                52                   0              52
                        ----------------   ----------------   -----------------
Total expenses                20,052               400           20,452

Net loss                     (20,052)             (400)       $ (20,452)
                                                              =================

Retained earnings,
beginning of period             (400)                0
                        ----------------    ----------------
Deficit accumulated during
the development stage    $   (20,452)       $      (400)
                        ================    =================

Earnings (loss) per share
   assuming dilution:
Net loss                 $      (0.07)      $        0.00      $    (0.08)
                        ================    =================  ================
Weighted average shares
outstanding                   279,167           100,000              265,385
                        ================    =================  ================

The accompanying notes are an integral part of these financial statements.


ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM DECEMBER 31, 1998, (Date of Inception) TO
DECEMBER 31, 1999


                                 Common Stock      Additional      Total
                               Shares     Amount   Paid-in
                                                   Capital
                               -------    ------   ----------      ---------
Balance,
December 31, 1998                -           -          -               -

Issuance of common stock for cash
December, 1998                 100,000      100          0             100

Less net loss                     0          0           0             (400)
                               -------     ------  ----------       ---------

Balance,
December 31, 1998              100,000      100          0             (300)

Issuance of common stock for cash
March, 1999                    200,000      200       19,800          20,000

Less offering costs                0         0        (3,000)         (3,000)

Issuance of common stock for cash
October, 1999                  50,000        50        9,950          10,000

Less net loss                      0         0            0           (20,052)
                               --------    -------  ----------       ---------
Balance,
December 31, 1999              350,000    $   350   $  26,750        $ 6,648
                               ========    ======== ===========      ==========

The accompanying notes are an integral part of these financial statements.


ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(With Cumulative Figures From Inception)
                                                              From Inception,
                       Jan. 1, 1999, to   Dec. 31, 1998, to   Dec. 31, 1998, to
                       Dec. 31, 1999      Dec. 31, 1998       Dec. 31, 1999
                       ----------------   -----------------   -----------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss               $     (20,052)     $     (400)         $   (20,452)
Non-cash items included
in net loss                      0                 0                  0
Adjustments to reconcile
net loss to cash used by
operating activity
  Accounts Payable               0               400                 400
                       -----------------  ------------------   ----------------
  NET CASH PROVIDED BY
  OPERATING ACTIVITIES       (20,052)             0                (20,052)


CASH FLOWS USED BY
INVESTING ACTIVITIES            0                 0                    0
                       ------------------  ------------------   ---------------
  NET CASH USED BY
  INVESTING ACTIVITIES          0                 0                    0

CASH FLOWS FROM FINANCING
ACTIVITIES
  Sale of common stock          250              100                  350
  Paid-in capital            29,750               0                 29,750
  Less offering costs        (3,000)              0                 (3,000)
                      --------------------  ------------------   --------------
   NET CASH PROVIDED BY
   FINANCING ACTIVITIES     27,000                100                27,100
                      --------------------  ------------------   --------------
   NET INCREASE IN CASH      6,948                100            $    7,048
                                                                 ==============
   CASH AT BEGINNING OF
     PERIOD                    100                  0
                      --------------------  -------------------
   CASH AT END OF PERIOD  $   7,048          $    100
                      ====================  ===================

The accompanying notes are an integral part of these financial statements.


ROYSTON MANNOR ESTATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999, AND DECEMBER 31, 1998


NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on December 31, 1998, under the laws of the State of Neveda. The business purpose of the Company is to market specialty wines in the United States.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTES B OFFERING COSTS

        Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTES C EARNINGS (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTES D STOCK OFFERINGS

        In March of 1999, the Company completed the sale of 200,000 shares of its common stock at $.10 per share for a total of $20,000. The proceeds were to be used for the marketing of specialty wines.

        In October of 1999, the Company sold, by private placement, 50,000 shares of its common stock at $.20 per share for a total of $10,000. The proceeds were to be used for working capital.